FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  September 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.	Acorda Therapeutics, Inc.
Web Site: www.tevapharm.com	Web Site: www.acorda.com

FOR IMMEDIATE RELEASE

Contacts:
Teva:	Acorda:
Dan Suesskind	Tierney Saccavino
Chief Financial Officer	Senior Director, Corporate cmmunications
Teva Pharmaceutical Industries Ltd.	Acorda Therapeutics, Inc.
(011) 972-2-589-2840	(914) 347-4300 x104

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA AND ACORDA THERAPEUTICS AGREE TO CO-DEVELOP AND

CO-PROMOTE VALROCEMIDE IN THE U.S.

Teva Receives Right Of First Negotiation For Acorda's Fampridine-SR

Jerusalem, Israel, and Hawthorne, NY, September 23, 2003 - Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and Acorda Therapeutics, Inc. announced today that they have entered into a strategic collaboration to co-develop and co-promote valrocemide for several indications.  The parties plan to initially develop the product for the treatment of epilepsy.

In addition, Acorda has granted Teva a right of first negotiation for the co-development and co-promotion of its lead product candidate, Fampridine-SR in North America.

Financial terms were not disclosed.

"I am pleased with this collaboration, which is consistent with our strategy of leveraging our innovative pipeline, this time with an emerging leader in the area of neurological research," said Israel Makov, President and CEO of Teva.  "I am confident that this alliance with Acorda will lead to a strengthening of Teva`s franchise in the area of CNS."

"One of Acorda`s primary goals is to expand its product pipeline and deepen our expertise in other areas of CNS disorders," said Ron Cohen, M.D., President and CEO of Acorda. "We are delighted to have the opportunity to work with Teva on developing a new treatment option for people with epilepsy.  We are also pleased that Teva, a leader in the MS market, has expressed its interest in potential future collaborations for Fampridine-SR."

About Valrocemide

Valrocemide is a broad-spectrum anti-convulsive agent that has a potential to treat epilepsy, bipolar disease and neuropathic pain.  It has been selected by the epilepsy branch of the US National Institutes of Health as a candidate drug with a high anti-epileptic potential. Valrocemide has been developed in cooperation with Yissum Research and Development Company of the Hebrew University of Jerusalem based on research initiated by Prof. Meir Bialer.  Research has shown valrocemide to be active in a wide range of animal models considered to be predictive of clinical efficacy. To date, valrocemide has completed a 13-week open-label Phase 2 trial in Europe in refractory epilepsy patients as an adjunct therapy.

About Epilepsy

Epilepsy is a neurological disorder characterized by the tendency to have recurrent seizures. It is one of the most common neurological disorders in the US, affecting approximately 2.3 million people.  An estimated 180,000 new cases are diagnosed per year.  It is the second most common neurological disorder after migraine.

About Fampridine-SR
Fampridine-SR is an investigational treatment being developed for chronic spinal cord injury (SCI) and for multiple sclerosis (MS).  It is in Phase 3 clinical trials to evaluate its efficacy in improving spasticity in people with chronic SCI, and Phase 2 clinical trials to evaluate its efficacy in improving walking ability and muscle strength in MS.  Spasticity affects approximately 75% of people with chronic SCI, and is one of the most painful and debilitating symptoms associated the condition.  Approximately 85% of people with MS experience some degree of walking, or gait, impairment.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva`s sales are in North America and Europe.  Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Acorda Therapeutics

Acorda Therapeutics, a privately held biotechnology company, is developing therapies for spinal cord injury and related neurological conditions, including multiple sclerosis. The Company's lead product, Fampridine-SR, is in Phase 3 clinical trials for chronic SCI and Phase 2 for MS. Acorda's technology platform includes two remyelinating agents in preclinical development for MS. They include a class of human monoclonal antibodies, and GGF2, a product of the neuregulin 1 gene. Both agents have been shown to restore myelin in the brain and spinal cord in animal models of MS. Additionally, Acorda is developing multiple approaches to regeneration and repair of the spinal cord and brain. In 2002, Acorda was the recipient of the National Spinal Cord Injury Association's L. W. Freeman Award for scientific research.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: September 24, 2003